                                                                 PHILIP E. RUBEN
                                                                  (847) 784-2176
                                                              PRUBEN@LPLEGAL.COM


May 6, 2005

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC.
         FORM SB-2, FILED ON MARCH 31, 2005
         FILE NUMBER: 333-123702



Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. ("Voyager" or the "Company"), we are filing today under the Securities Act of 1933, as amended (the "Securities Act"), amendment no. 2 to the Company's registration statement on Form SB-2. The amendment to Form SB-2 will be filed for the purpose of responding to comments contained in a letter from the Securities and Exchange Commission dated April 26, 2005.

In the hope of expediting the process of responding to the staff's comments, we have set forth below our responses to the staff's letter. For ease of reference, we have included below the text of the staff's letter, and our responses are structured to correspond to the comment numbers from that letter. The Company has requested that we respond as follows to the staff's comments:

GENERAL
-------

THE SALE OF COMMON STOCK FOLLOWING CONVERSION......SHORT SALES.......DECLINE -
PAGE 12

1. PLEASE CLARIFY WHETHER TREY RESOURCES HAS ALSO INDICATED THAT THEY WILL NOT ENGAGE IN SHORT SALES OF YOUR COMMON STOCK.

                  Please see our response contained in our letter dated April 29, 2005.

NOTE 13. STANDBY EQUITY DISTRIBUTION AGREEMENT - PAGE F-22

2. WE NOTE THAT IN JUNE 2004, YOU ENTERED INTO A STANDBY EQUITY DISTRIBUTION AGREEMENT WITH CORNELL CAPITAL PARTNERS (CORNELL). WE FURTHER NOTE THAT YOU ISSUED CONVERTIBLE DEBENTURES TO CORNELL AND NEWBRIDGE SECURITIES CORPORATION IN THE AMOUNT OF $740,000 AND $10,000 RESPECTIVELY. TELL US SUPPLEMENTALLY HOW YOU ORIGINALLY ACCOUNTED FOR THE ISSUANCE OF THE CONVERTIBLE DEBENTURES. ALSO TELL US SUPPLEMENTALLY AND REVISE TO DISCLOSE HOW YOU ACCOUNTED FOR THE TERMINATION THAT OCCURRED IN MARCH 2005. PLEASE CITE THE ACCOUNTING GUIDANCE THAT YOU RELIED ON. ADDITIONALLY, TELL US WHY IT IS APPROPRIATE TO REFLECT SUCH TERMINATION THAT OCCURRED IN MARCH 2005 IN YOUR 2004 FINANCIAL STATEMENTS.


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SECURITIES AND EXCHANGE COMMISSION
May 5, 2005
Page 2

                  The Company paid for commitment fees related to the Standby Equity Distribution Agreement ("SEDA") by issuing two 3-year 0% convertible debentures totaling $750,000 on June 10, 2004. The Company recorded the liability at the face value of $750,000, the deferred financing cost at $647,878, which represents the present value of the debentures, and the remaining $102,122 to imputed deferred interest. The present value was calculated by using a discount rate of 5%, which was the rate of similar convertible debentures issued by the Company. Both the deferred financing cost and the deferred imputed interest are being expensed over the three-year term of the SEDA.

                  By mutual agreement of all parties, the SEDA and the $750,000 convertible debentures discussed above were terminated as of March 17, 2005. The Company has disclosed this termination as a subsequent event in the 2004 audited financial statements, and the accounting will be reflected in the first quarter of 2005.

                                      * * *

Please call the undersigned at (847) 784-2170 or Aaron S. Kase at our office at
(312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,


/s/ Philip E. Ruben

Philip E. Ruben

cc:  Examiner - Tom Jones